1106774

02013852

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

P.E. 12/31/01

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

LION bioscience Aktiengesellschaft
(Exact Name of Registrant as Specified in its Charter)

Federal Republic of Germany
(Jurisdiction of Incorporation or Organization)

Im Neuenheimer Feld 515-517
D-69120 Heidelberg
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No_X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

LION bioscience Aktiengesellschaft's report for the nine months ended December 31, 2001 is attached as Exhibit 99.1 and incorporated by reference in this Form 6-K.

Exhibit No.	Description
99.1	Report for the none months ended December 31, 2001

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LION bioscience Aktiengesellschaft

By: /s/ Friedrich von Bohlen und Halbach
Name: Dr. Friedrich von Bohlen und Halbach
Title: Chief Executive Officer

Dated: February 7, 2002

EXHIBIT 99.1

LION bioscience AG

Report

for the nine months ended December 31, 2001

Report for the nine month period ended December 31, 2001

LION bioscience Aktiengesellschaft

Heidelberg, Germany

LION bioscience AG

CONSOLIDATED BALANCE SHEETS (US-GAAP)
(in thousands)

	March 31, 2001 (€)	December 31, 2001 (€)
ASSETS		
Current Assets:		
Cash and cash equivalents	67.197	9.781
Trade accounts receivable, net	4.258	7.168
Related party receivables	150	205
Inventories	192	210
Prepaid expenses	2.693	2.516
Other assets	4.534	3.680
Total current assets	79.024	23.560
Property, plant and equipment	16.896	16.914
Marketable securities	114.139	116.596
Long-term investments	19.695	21.973
Goodwill, net	36.526	38.995
Other intangible asssets, net	10.459	6.676
Trade accounts receivable, noncurrent	409	1.961
Prepaid expenses, noncurrent	723	160
	277.871	226.835
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Trade accounts payable	6.259	1.425
Related party payables	2	54
Accrued liabilities	5.180	4.432
Current portion of long-term debt	569	569
Current portion of capital lease obligation	970	258
Deferred income	873	0
Deferred revenue	1.691	46
Advance payments received	4.313	2.634
Advance payment received less costs and estimated income for services not yet invoiced	3.887	0
Other current liabilities	8.907	1.930
Total current liabilities	32.651	11.348
Long-term debt, less current portion	3.129	2.844
Capital Lease Obligation, less current portion	113	106
Shareholders' equity:		
Ordinary shares € 1 stated value; 18,754,000 shares issued authorized and outstanding at March 31, 2001 and December 31, 2001 respectively	18.754	18.754
Additional paid-in capital	270.286	272.428
Accumulated other comprehensive income (loss)	(4.475)	(4.753)
Accumulated deficit	(42.587)	(73.892)
Total Shareholders' equity	241.978	212.537
	277.871	226.835

LION bioscience AG

CONSOLIDATED STATEMENTS OF OPERATIONS (US-GAAP)
(in thousands, except share and per share data)

	October 1 - December 31		Nine months ended December 31	
	2000	2001	2000	2001
	(€)	(€)	(€)	(€)
Revenues:				
Research and development fees	4.747	4.438	8.816	15.861
Licenses	2.936	5.862	6.660	13.604
Total revenues	7.683	10.300	15.476	29.465
Costs and expenses:				
Selling and marketing expenses	1.590	3.143	3.923	9.351
General and administrative expenses	1.585	3.674	4.759	10.489
Research and development	8.503	12.885	19.210	38.030
Other operating income and expenses	(742)	(325)	(865)	(187)
Depreciation and amortization	1.062	2.122	3.001	7.836
Conversion preferred into common shares	0	0	8.743	0
Total Costs and expenses	11.998	21.499	38.771	65.519
Loss from operations	(4.315)	(11.199)	(23.295)	(36.054)
Interest income and expenditures	2.176	1.509	3.066	4.970
Loss before taxes	(2.139)	(9.690)	(20.229)	(31.084)
Tax expense	(43)	(98)	(92)	(221)
Net loss	(2.182)	(9.788)	(20.321)	(31.305)
Preferred share dividend	0	0	(25)	0
Deemed preferred stock dividend	0	0	(14.410)	0
Net loss attributable to ordinary shareholders after deemed preferred stock dividend	(2.182)	(9.788)	(34.756)	(31.305)
Basic and diluted net loss per ordinary share after preferred and deemed preferred stock dividend	(0,15)	(0,52)	(2,44)	(1,67)
Weighted average shares outstanding (basic)	18.254.000	18.754.000	14.244.861	18.754.000

Stock options issued have not been considered in calculating the diluted net loss per share, due to their anti-dilutive effect.

LION bioscience AG

CONSOLIDATED STATEMENT OF CASH FLOWS (US-GAAP)
(in thousands)

	Nine months ended December 31	
	2000	2001
	(€)	(€)
Operating activities:		
Net loss	(20.321)	(31.305)
Adjustments to reconcile net loss to net cash used in operating activities:		
Conversion preferred into ordinary shares	8.743	0
Stock Options outstanding	1.296	2.970
Depreciation	2.513	5.169
Amortization	488	2.667
Loss (gain) on sale of fixed assets	(243)	(32)
Changes in operating assets and liabilities:		
Trade accounts receivable	(2.378)	(4.463)
Related Party receivables	(200)	(56)
Inventories	(23)	(17)
Prepaids and other current assets	(2.429)	855
Trade accounts payable	592	(4.834)
Related party payables	(86)	53
Accrued liabilities	(459)	(748)
Deferred income	2.543	(2.453)
Advance payments received	0	(5.566)
Other current liabilities	45	(6.977)
Net cash used in operating activities	(9.919)	(44.737)
Investing activities:		
Investments in property, plant and equipment	(4.818)	(5.202)
Proceeds from the sale of property, plant and equipment	243	47
Investments in software development	(300)	0
Long-term investments	0	(2.280)
Investments in marketable securities	(106.450)	(3.860)
Other assets	(307)	(1.352)
Net cash used in investing activities	(111.632)	(12.647)
Financing activities:		
Proceeds from issuance of ordinary shares	5.296	0
Increase (decrease) in additional paid-in-capital	205.599	(154)
Principal payments on long-term debt	(1.726)	(284)
Principal payments on capital leases	(874)	(720)
Net cash provided from financing activities	208.295	(1.158)
Net increase (decrease) in cash and cash equivalents	86.744	(58.542)
Currency adjustments	(56)	1.126
Cash and cash equivalents at beginning of period	6.648	67.197
Cash and cash equivalents at end of period	93.336	9.781

LION bioscience AG

CONSOLIDATED STATEMENTS OF SHAREHOLDERS´ EQUITY (US-GAAP)
(in thousands, except share data)

	Ordinary shares				Accumulated other Comprehensive income		
			Additional paid-in-capital	Accumulated deficit	Accumulated Foreign currency Adjustments	Available-for-sale securities	Total Shareholders´ equity
	Quantity	€	€	€	€	€	€
Balances at March 31, 2001	**18,754,000**	**18,754**	**270,286**	**(42,587)**	**447**	**(4,922)**	**241,978**
Stock options outstanding			2,970				2,970
Deferred Compensation			(674)				(674)
Valuation of securities available-for-sale at market price						(1,404)	(1,404)
IPO expenses			(154)				(154)
Adjustment items for foreign currency Conversion					1,126		1,126
Net loss				(31,305)			(31,305)
Balances at December 31, 2001	**18,754,000**	**18,754**	**272,428**	**(73,892)**	**1,573**	**(6,326)**	**212.537**

SELECTED ADDITIONAL INFORMATION TO THE CONSOLIDATED FINANCIAL STATEMENTS (US-GAAP)

1. Operations and Basis of Presentation

LION bioscience AG (''LION'' or the ''Company'') was incorporated in Germany in March 1997. The Company offers genomics and information services solutions. The company develops research information management software and data integration and analysis systems. Additionally LION applies state-of-the-art high-throughput technologies and internally-produced information technology systems to drug research and development.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of LION bioscience AG and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. The Company's fiscal year ends March 31.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Revenue Recognition

The Company's revenue consists of fees from the licensing of its software products and fees earned from research and development collaboration agreements. As a rule, the Company's LSI™ software is licensed on the basis of non-terminable agreements which typically grant the customer rights to use the software for periods of one to three years. The Company also sells its software under perpetual license agreements, generally requiring the license fee to be paid in advance. License agreements are generally extended automatically unless terminated by either party. Revenue from the sale of software under these licenses is recognized when evidence of an agreement exists, delivery has been made, the fee is fixed or determinable, collection of the fee is probable and customer acceptance has been obtained. The Company's license agreements generally include the provision of telephone customer support and may also include basic training and consultation services. These services are normally included as part of the license fee. The Company does not allocate separate revenue to these services, as they are generally provided within one year and the costs are insignificant. None of these services is essential to the functionality of the software. The Company guarantees its software for the license period. The Company has received no warranty claims to date and accordingly has not provided a reserve for warranty costs.

Revenue from research and development collaboration agreements is recognized in accordance with the terms of the respective agreements. Some of the research and development collaboration agreements involve milestones negotiated with the counterparties to the agreements. Revenues from the attainment of milestone events are recognized when the Company and its customers agree that the scientific results or milestones defined in the agreements have been achieved. Generally, revenue from other contracts is recognized on a straight-line basis over the term of the contract, which generally represents the pattern of costs incurred by the Company. Signing fees and other advance payments are allocated pro rata to the milestones specified and recognized when these are achieved, or allocated on a straight-line basis over the term of the contract.

One of the long-term collaboration agreements concluded during the year stipulates a review at the end of the term to determinate whether the Company has fulfilled its contractual obligations. Revenue is recognized according to the percentage of completion on the basis of the volume of consultancy services (defined in man months) provided at the reporting date in relation to the total anticipated volume.

The portion of revenue in respect of licenses and research and development collaboration agreements that has been received but not yet recognized is shown as advance payments received.

Government Grants

Government grants to defray the cost of research and development are recorded as a reduction of the related expense when incurred. In the first nine months ended December 31, 2001 and December 31, 2000 total amounts recorded as reductions of research and development related to such grants were approximately € 1,238,600 and € 730,600 respectively.

Research and Development Costs

Research and development costs are expensed as incurred. In the first nine months ended December 31, 2001 and December 31, 2000, total research and development expense without depreciation and government grants was approximately € 39,268,600 and € 19,940,500 respectively.

Software Development

The Company capitalizes software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Once technological feasibility has been established, such costs are capitalized until the software has been marketed and becomes available for sale. Software development costs are amortized on a product-by-product basis computed using the greater of (a) the ratio that current gross revenues for a product bears to the total of current revenues and anticipated future gross revenue for that product or (b) straight-line method over a maximum of three years. In the first nine months ended December 31, 2001 and December 31, 2000 the Company has capitalized software development costs of € 0 and € 300,000 respectively. In the same period the Company recorded € 493,000 and € 388,000 of amortization, respectively. The residual carrying amounts at December 31, 2001 were € 696,000 (December 31, 2000 € 820,000).

Stock-Based Compensation

The Company accounts for its stock options under the fair-value method. Accordingly, compensation expense is recorded over the vesting period based on the fair value of the option on the date of grant. The expense thus determined may not be representative of the corresponding costs in future reporting periods.

Marketable Securities

The Company is exposed to credit risk in respect of its cash equivalents and securities available-for-sale. The Company places its excess available funds in money market funds, bonds, commercial papers and investment funds and seeks to ensure both liquidity and security in principal. The investments are restricted to issuers with a high credit rating. Some of the securities held are classified as "available-for-sale" and are thus adjusted to their market or fair value. The remaining securities are classified as " held-to-maturity" and thus valued at their extrapolated acquisition costs.

Long-term investments

Long-term investments are recorded at cost.

Concentrations of Credit Risk

The Company's accounts receivable are unsecured and the Company is at risk to the extent such amounts become uncollectible. The Company has historically not experienced any losses related to individual customers or groups of customers.

In the first nine months ended December 31, 2001, revenues from Bayer AG, a related company, constituted 46 % of the Company's revenues.

Cash and Cash Equivalents

Cash and cash equivalents include short-term, highly liquid investments with original maturities of less than three months from the date of acquisition.

Fair Value of Financial Instruments

The carrying amount of funds cash and cash equivalents, accounts receivable, accounts payable, short-term loans, and accrued liabilities approximates to their fair value due to the short-term maturities of these instruments.

The carrying amount of long-term debt and capital lease obligations approximated to market prices based on the fair value of similar borrowings. The same applies to other long-term investments and financial assets.

Inventories

Inventories are valued at the lower of cost or market and consist of raw materials used in research and development.

Property, Plant and Equipment

Property, plant and equipment are recorded at acquisition cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life of the assets as follows:

Laboratory equipment	5 to 10 years
Computer software	3 years
Furniture and office equipment	5 years

Leasehold improvements and equipment under capital lease are depreciated over their useful lives or the term of the lease, whichever is the shorter

Intangible Assets

Intangible assets are recorded at acquisition cost less accumulated amortization. Amortization is carried out on a straight-line basis over the estimated useful life of the assets as follows:

Software and technology, customer relationships	2 years
Software license	3 years
Commercial rights and patents	4 years

Impairment of Long-Lived and Intangible Assets

Long-lived and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. In the event that facts and circumstances indicate an impairment, the carrying amount of the asset is compared with the estimated undiscounted future cash flow to determine whether a write-down to the lower fair value must be recorded.

Currency Translation

The financial statements of the Company's subsidiaries are prepared in their functional currencies, which are their local currencies. Subsequent to January 1, 1999, balance sheet accounts have been translated to the reporting currency (the Euro) at exchange rates in effect at the end of the fiscal year, except for shareholders' equity, which is translated at rates in effect when the underlying transactions were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the fiscal year. Differences resulting from translation are shown in a separate component of shareholders' equity (accumulated foreign currency adjustments).

Basic and Diluted Net Loss per Ordinary Share

The basic loss per share is calculated based on the weighted number of ordinary shares outstanding, including ordinary-share equivalents. Ordinary-share equivalents resulting from stock-based compensation are excluded from the calculation, as their effect is anti-dilutive

New accounting regulations

In July 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, ''Business Combinations'' and No. 142 "Goodwill and Other Intangible Assets. Both standards contain regulations for the accounting treatment of business combinations especially the impairment of a goodwill. SFAS 141 applies to transactions subsequent to June 30, 2001. However the company adopted SFAS 142 in the first three months ended June 30, 2001.

3. Additional Balance Sheet Information

Prepaid expenses

	March 31, 2001	December 31, 2001
	(in thousands €)	
Deferred payments	844	0
Current portion of long-term deferred items	821	756
Other	1,028	1,760
	2,693	2,516

Prepaid expenses, non-current

	March 31, 2001	December 31, 2001
	(in thousands €)	
License expense less current portion	723	160

Other assets

	March 31, 2001	December 31, 2001
	(in thousands €)	
Accrued interest	2,130	1,769
Withholding tax on interest and dividends	865	1,033
Sales tax (VAT) receivable	542	185
Other	997	693
	4,534	3,680

Property, Plant and Equipment

	March 31, 2001	December 31, 2001
	(in thousands €)	
Laboratory equipment	5,993	8,284
Laboratory equipment (capital lease)	2,468	2,468
Computer software	1,453	1,927
Computer hardware (capital lease)	1,010	1,010
Furniture and office equipment	7,487	9,000
Leasehold improvements	2,601	4,098
Construction in progress	1,327	515
	22,339	27,302
Less: accumulated depreciation	(5,443)	(10,388)
	16,896	16,914

Accumulated depreciation at December 31, 2001 includes a total of € 2,786,300, (previous year: € 1,906,100) relating to property, plant and equipment under capital lease.

Depreciation of property, plant and equipment for the nine months ended December 31, 2001 totaled € 5,169,000 (previous year: € 2,513,000).

Marketable securities

	March 31, 2001	December 31, 2001
	(in thousands €)	
Available-for-sale securities	44,243	67,078
Held-to-maturity securities	69,896	49,518
	114,139	116,596

Securities available-for-sale

The following table shows the company's investments in securities available-for-sale:

	December 31, 2001			
	Acquisition costs (in thousand €)	Market or fair value (in thousand €)	Unrealized gains (in thousand €)	Unrealized losses (in thousand €)
Equity securities	68.358	62.033	607	6.933
Debt securities	5.045	5.045	0	0
	73.403	67.078	607	6.933

	March 31, 2001			
	Acquisition costs (in thousand €)	Market or fair value (in thousand €)	Unrealized gains (in thousand €)	Unrealized losses (in thousand €)
Equity securities	44.120	39.198	511	5.433
Debt securities	5.045	5.045	0	0
	49.165	44.243	511	5.433

Securities held-to-maturity

The following table shows the company's investments in securities held-to-maturity:

	December 31, 2001			
	Acquisition costs (in thousand €)	Market or fair value (in thousand €)	Unrealized gains (in thousand €)	Unrealized losses (in thousand €)
Equity securities	0	0	0	0
Debt securities	49.518	50.018	500	0
	49.518	50.018	500	0

	March 31, 2001			
	Acquisition costs (in thousand €)	Market or fair value (in thousand €)	Unrealized gains (in thousand €)	Unrealized losses (in thousand €)
Equity securities	0	0	0	0
Debt securities	69.896	70.712	819	3
	69.896	70.712	819	3

Most of debt securities have maturities between 1 and 5 years.

Long-term investments

	March 31, 2001	December 31, 2001
	(in thousand €)	
Tripos Inc.	9.184	9.184
Gesellschaft für Medizinische Datenverarbeitung mbH	8.830	8.830
Sim Utility Inc.	0	1.726
BioSolveIT GmbH	0	549
ChemNavigator.com Inc.	1.681	1.684
	19.695	21.973

Goodwill

This position concerns Trega operations. Amortization of goodwill for the nine months ended December 31, 2001 totaled € 0 (previous year: € 0).

Other Intangible Assets

	March 31, 2001	December 31, 2001
	(in thousand €)	
Licenses	1,43 4	2,770
Software and technology	4,076	4,076
Assembled workforce	2,491	0
Customer relationships	906	906
In-process R&D	46	46
Capitalized software development costs	2,293	2,293
Clone collections	556	556
	11,802	10,647
Less accumulated amortization	(1,343)	(3,971)
	10,459	6,676

Amortization of other intangible assets for the nine months ended December 31, 2001 totaled € 2,667,000, (previous year: € 488,000).

Accrued Liabilities

	March 31, 2001	December 31, 2001
	(in thousands €)	
Outstanding invoices	1,705	433
Vacation accrual	903	1,441
Professional services	999	150
Supervisory Board	108	81
Audit of annual accounts and general annual meeting	540	590
Vacation allowance	483	993
Other	442	744
	5,180	4,432

Advance payments received less costs and estimated revenue for services not yet invoiced

This item relates to the contract with Bayer AG regarding chemical informatics:

	March 31, 2001	December 31, 2001
	(in thousands €)	
Advance payments received	9,277	12,785
Costs and estimated revenue for services not yet invoiced	(5,390)	(12,785)
	3,887	0

Other Current Liabilities

	March 31, 2001	December 31, 2001
	(in thousands €)	
Payroll related taxes	867	653
Payroll liabilities	724	5
Liability in connection with the acquisition of GMD	7,001	0
Other	315	1,272
	8,907	1,930

4. Long-term investments

In January 2000, the Company entered into a stock purchase agreement with Paradigm Genetics Inc. ("Paradigm"), a US corporation, whereby it acquired 400,000 Series C Preferred Shares in Paradigm for an aggregate purchase price of $ 2 million. At the time of Paradigm's initial public offering on May 10, 2000, the preferred shares was automatically converted to ordinary shares on a 1:1 basis. The Company intends to hold these shares as a long-term investment. As of the reporting date, the stock was recorded at a fair value of $ 5.70 per share of ordinary shares.

In February 2000, the Company entered into a stock purchase agreement with Tripos Inc. ("Tripos"), a US corporation, whereby it acquired 409,091 Series B Convertible Preferred Shares in Tripos for an aggregate purchase price of $ 9 million. The Company recorded the investment at cost. The preferred shares is convertible at the Company's option into ordinary shares on a 1:1 basis (subject to adjustments for stock splits, capital increases, and comparable common-stock transactions). The Tripos preferred shares is subject to mandatory conversion if the price of the ordinary shares exceeds a certain level for 30 consecutive days.

Tripos effected a two-for-one stock split effective February 5, 2001. Accordingly, the Company held 818,182 shares of preferred shares at the reporting date.

In February 2001, the Company acquired a participation of approximately 16% in Gesellschaft für Medizinische Datenverarbeitung mbH, Munich ("GMD") at a price of € 8,774,906 plus ancillary acquisition costs. The Company intends to hold these shares as a long-term investment and has accordingly recorded the investment at cost. The concluded syndication agreement entitles LION to acquire further shares in GMD on or before June 30, 2002.

In May 2001 the Company entered into a stock purchase agreement with SimUtility Inc. ("SimUtility"), a US corporation. LION acquired 937,500 Ordinary Shares for an aggregate purchase price of $ 1.5 million. The Company intends to hold these shares as a long-term investment and has accordingly recorded the investment at cost.

In July 2001 the company participates at the foundation of BioSolveIT GmbH, Sankt Augustin. LION acquired a participation of 15 % at a price of € 518,800. The Company intends to hold these shares as a long-term investment and has accordingly recorded the investment at cost.

5. Capital Lease

The Company has entered into leases for laboratory equipment and IT hardware that are treated as capital leases. Future minimum lease payments under capital lease obligations as of December 31, 2001 are:

	(in thousands €)
2002	129
2003	180
2004	24
2005	16
2006	16
Thereafter	41
Total minimum lease payments	406
Less: Amounts representing imputed interest	(42)
Present value of net minimum payments	364
Less: current portion	(258)
Non-current portion of capital lease obligation	106

6. Long-term debt

	March 31, 2001	December 31, 2001
	(in thousands €)	
KfW note	3,698	3,413
Short-term portion	(569)	(569)
Total long-term debt	3,129	2,844

As of December 31, 2001, principal payments on long-term debt for the next five years and thereafter are as follows:

	(in thousands €)
2002	284
2003	569
2004	569
2005	569
2006	569
Thereafter	853
	3,413

In December 1998, the Company entered into a loan agreement with Bayerische Hypo- und Vereinsbank to finance its research and development activities, under which it was entitled to draw down amounts up to € 4.6 million until September 30, 2007. As of March 31, 2000, the Company had made full use of this facility. The loan amount is repayable in 16 equal semi-annual payments, beginning on March 31, 2000. Interest is payable quarterly at a rate of 4.75% per annum. In connection with this loan, the Company granted the lender a security interest in its property, plant and equipment, accounts receivable and officer's life insurance policies.

7. Shareholders' Equity

Conversion of Preferred Shares to Ordinary Stock

The general meeting on May 15, 2000 resolved to convert existing preferred shares to ordinary shares. The holders of the preferred shares consented to this by special resolution on May 15, 2000, and the conversion was entered in the commercial register on June 19, 2000. Under US-GAAP, converting preferred shares to ordinary shares is treated as a repurchase of the originally issued stock and subsequent issuance of stock.

The difference between the fair value of the originally issued stock and that of the newly issued stock at the conversion date resulted in a non-cash expense for Company employees of € 8,743,000. For other shareholders, the conversion is classified as a deemed dividend of € 14,410,000. These amounts were recognized in the fiscal year 2001.

Stock Option Plans

2000 Option Plan

Under a stock option plan adopted by the Company on March 13, 2000 (the "Option Plan 2000") and slightly amended by resolutions of the general meetings on May 15, 2000 and June 28, 2000, the Company's management board is authorized to grant non-transferable options to acquire the Company's shares to employees (up to 757,050) and members of the management board (up to 184,800) on or before December 31, 2004. In addition, members of the management boards and employees of LION subsidiaries may be granted options on up to 82,250 and 214,900 of the Company's shares, respectively.

All permanent employees of LION AG and its subsidiaries are entitled to take part in the stock option program. In addition to imposing a lock-in period of several years, the program requires defined performance targets to be achieved before options can be exercised. The program is designed to bind individual employees to the Company over the long term and to increase employees' identification with the Company and its objectives. During the fiscal year, the Company granted a total of 1,080,900 stock options to all employees in four tranches.

The Company may grant a maximum of 1,239,000 stock options under the "Option Plan 2000". Options granted may not be exercised unless the market value of the Company's shares exceeds the issue price of the options by at least 40%. Holders of options may exercise them at least two years and no more than eight years after the issue date. Holders may exercise up to 33% of their options after two years, up to 66% in the third year, and all of them in the fourth year after acquisition. However, holders of options may not exercise them during the following blocking periods:

- 10 stock-exchange working days before the publication of figures for the first, second and third quarters of any fiscal year,
- between the end of a fiscal year and the conclusion of the ordinary general shareholders' meeting,
- 10 stock-exchange working days before extraordinary general shareholders' meetings of LION bioscience AG.

In this respect, a non-cash compensation expense of € 2,858,000 was recorded for the nine months ended December 31, 2001.

In accordance with FASB 123, the market value of options is determined on the basis of the Black–Scholes method. The following factors are relevant at the time the options are granted:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4
Risk-free interest rate	5,50%	5,50%	5,50%	4,00%
Anticipated dividend distribution	0	0	0	0
Anticipated volatility	0,01%	75,00%	75,00%	75,00%
Anticipated option term	3 years	3 years	3 years	3 years
Maximum residual term	6.50 years	7.00 years	7.25 years	8.00 years
Anticipated weighted average market price per option	€ 6	€ 41	€ 14	€ 10

Changes in stock options for the nine months ended December 31, 2001 were as follows:

	Stock options number	Average Exercise price €
In existence on April 1	1.217.250	40
Granted	38.600	
Exercised	0	
Expired	174.950	
Lapsed	0	
In existence on December 31	1.080.900	37
Exercisable on December 31	0	

2001 Option Plan

Under an option plan approved by our company's shareholders at our company's annual meeting of its shareholders on July 18, 2001, our company may grant options for the purchase of up to 636,400 shares to members of the management board and employees of our company as well as to executives and employees of our company's subsidiaries by December 31, 2005. Options may be issued in one or several tranches. Up to 17% of all options may be granted to members of our company's management board, up to 5% to executives of our company's subsidiaries, and up to 78% to employees of our company and its subsidiaries.

An option may only be exercised during a term of five years and may only be exercised after expiration of a waiting period. This waiting period is two years in respect of 50% of the option rights granted to the beneficiary under one tranche, and three years after the respective date of issue in respect of the remaining 50%. Participants must be employed by, and receive regular remuneration from, our company or one of its subsidiaries at the time of issue of the option rights. An option right may generally be exercised only as long as the holder is an employee of our company or one of its subsidiaries.

The exercise price of the option must correspond to the reference price of the shares at the time the option right is granted, plus a success target of at least 20%. The reference price will be calculated on the basis of the mean of the closing prices of the shares quoted on the Frankfurt Stock Exchange during the 20 trading days prior to the date of issuance of the option.

The number of shares that may be purchased under an option may be adjusted depending on certain share transactions. Our company will be entitled to grant to the beneficiary a smaller number of new shares without payment of the exercise price, for which the beneficiary will merely pay an amount corresponding to the interest of such shares in the Company's registered capital, or to make a cash payment towards the beneficiary amounting to the difference between the exercise price and the current price of the shares quoted on the day of receipt of the exercise notice instead of delivering the new shares at the time the option rights are exercised.

During the fiscal year, the Company granted a total of 593,300 stock options to all employees in one tranche.

In this respect, a non-cash compensation expense of € 112,000 was recorded for the nine months ended December 31, 2001.

In accordance with FASB 123, the market value of options is determined on the basis of the Black–Scholes method. The following factors are relevant at the time the options are granted:

	Tranche 1
Risk-free interest rate	4,00%
Anticipated dividend distribution	0
Anticipated volatility	75,00%
Anticipated option term	2.5 years
Maximum residual term	5.00 years
Anticipated weighted average market price per option	€ 8

Changes in stock options for the nine months ended December 31, 2001 were as follows:

	Stock options number	Average Exercise price €
In existence on April 1	0	
Granted	593.300	
Exercised	0	
Expired	0	
Lapsed	0	
In existence on December 31	593.300	28
Exercisable on December 31	0	

8. Commitments and Contingencies

Operating Leases

The Company leases offices, laboratory space and equipment under non-cancelable operating leases. Future minimum lease payments under these leases at December 31, 2001 are as follows:

	(in thousands €)
2002	1,114
2003	4,174
2004	4,350
2005	3,712
2006	3,405
2007	462
Total minimum lease payments	17,217

Rental costs for the period from April 1, 2001 to December 31, 2001 totaled € 3,374,600 (previous year: € 1,310,000).

Litigation

From time to time, the Company is involved in litigation arising from its business activity. The Company is not aware of any such action that would have a material adverse effect on its earnings, liquidity or financial position.

9. Collaboration Agreements

On June 18, 1999, the Company concluded a basic agreement with Bayer AG ("Bayer"), under which it was to develop and launch an innovative bio-IT solution for Bayer. The agreement also governs collaboration in research and development between the two companies over the next five years.

The basic agreement required the Company to establish LION bioscience Research Inc. ("LBRI"), based in Cambridge, Massachusetts, as a wholly-owned US subsidiary of LION and one of the vehicles through which LION would perform the basic agreement. LION also undertook to provide LBRI with adequate numbers of scientific experts and engineers from its existing staff. LBRI will operate on the basis of a five-year plan and annual budgets and will conduct research activities in accordance with a research and development plan.

Under the basic agreement, all rights and claims to the technology developed by LBRI are the property of LION. At the same time, LION grants Bayer a license to use this information technology exclusively for internal purposes. LION has undertaken neither to market nor distribute any of these information technologies within one year of their becoming functional. The parties have also agreed that all rights and claims to targets and genetic markers found by LBRI shall belong to Bayer.

As a consideration for the services of LION under this basic agreement, Bayer undertook to pay LION a sum equal to the LBRI operating costs, pursuant to the annual budget, but limited to $ 5.7 million, subject to a maximum budget increase of up to 10%. Total sums due over the term of the agreement must not exceed $ 27.7 million. LBRI's operating costs are payable to LION by Bayer in advance at the beginning of July and January of each calendar year on the basis of the approved budget for the pertinent half-year. Since LBRI incurs these costs, the Company recognizes the sums paid by Bayer as revenue. Advance payments received from Bayer that have not yet been reported as revenue are shown as advanced payments received. Bayer also pays LION a fixed annual fee of € 1,283,000. This fixed annual fee is also reported as revenue on a straight-line basis. In addition, Bayer pays license fees in respect of drugs and diagnostic products developed and marketed by Bayer on the basis of targets or genetic markers found by LBRI or LION or with the assistance of IT solutions supplied by LION or LBRI. For the nine months ended December 31, 2001, the Company reported revenues of € 6,217,000 under this agreement.

The basic agreement grants Bayer an option to acquire all the shares in LBRI from LION at a price equal to the capital paid up by LION ($ 1.0 million). For two years after any acquisition of the shares by Bayer, LION has preemptive rights to the commercial exploitation of new IT software developed by LBRI, in the event that this software is in competition with LION's activities and Bayer has decided to market the software commercially.

Under the terms of the contract, Bayer is entitled to terminate the agreement at the end of the second year. Thereafter, the agreement can be terminated by either party, on an annual basis, on the grounds of non-performance.

On October 13, 2000, the Company concluded a research and development contract ("Development Agreement") with Bayer AG, Leverkusen. The objective of the development agreement is to improve and speed up Bayer's preclinical research process, integrating chemical data and developing customer-specific software for the analysis of high-throughput screening and structural activity data, in order to both arrive at leads faster and reduce the failure rate in the subsequent research process.

For the nine months ended December 31, 2001, the Company reported revenues of € 7,347,000 under this agreement.

10. Supplemental disclosure of cash flow information

	Nine months ended December 31,	
	2000 (in thousands €)	2001 (in thousands €)
Cash paid during the year		
Interest	390	168
Income taxes	92	221
Non-cash financing and investment activities		
Conversion convertible note into share capital	26	0
Conversion preferred shares into ordinary shares	2,077	0
Conversion additional paid-in capital into common shares	8,299	0
Conversion preferred shares into ordinary shares for employee	8,743	0
Valuation of marketable securities with fair value	598	1,404

11. Geographical information

Included in the financial statements are the following amounts relating to geographic locations:

	Nine months ended December 31,	
	2000	2001
	(in thousands €)	
Revenues		
Germany	4,658	9,462
United States	7,144	14,276
Other	3,674	5,727
Group	15,476	29,465

Revenues are allocated based on customer location.

	As of December 31,	
	2000	2001
	(in thousands €)	
Long-lived assets		
Germany	7,119	8,977
United States	2,347	7,231
Other	237	706
Group	9,703	16,914

12. Loss per Ordinary Share

The following table shows the calculation of basic and diluted net loss per ordinary share.

	Nine months ended December 31, 2000	Nine months ended December 31, 2001
	(in thousands €, except share and per share amounts)	
NUMERATOR		
Net loss	(20,321)	(31,305)
Preferred share dividends	(25)	0
Net loss attributable to ordinary shareholders before deemed preferred stock dividend.	(20,346)	(31,305)
Deemed preferred stock dividend (see note 7)	(14,410)	0
Net loss attributable to ordinary shareholders after deemed preferred stock dividend	(34,756)	(31,305)
DENOMINATOR		
Weighted average ordinary shares outstanding	14,244,861	18,754,000
Basic and diluted net loss per ordinary share before deemed preferred stock dividend	(1.43)	(1.67)
Deemed preferred stock dividend per share (see note 7)	(1.01)	0.00
Basic and diluted net loss per ordinary share after deemed preferred stock dividend	(2.44)	(1.67)

Stock options issued have not been considered in calculating the diluted net loss per ordinary share, due to their anti-dilutive effect.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2001

General

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this report may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future increases in revenues, gross profit, net income, our company's liquidity, and future transactions or projects. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in these forward-looking statements as a result of various factors, including, but not limited to, the following: the viability of our business model, risks associated with our company's expansion of operations including the acquisition of, or investment in, other companies, management of growth, international operations, and dependence on key personnel, intense competition, the variability in our operating results from quarter to quarter, technological change, our ability to develop and protect proprietary products and technologies and to enter into collaborative commercial relationships, our future capital requirements, uncertainties as to our ability to enter into or perform transactions with or projects for customers, uncertainties as to the extent of future government regulation of our business, and capital market fluctuations and economic conditions – both generally and those related to the biotechnology industry. As a result, our future development efforts involve a high degree of risk. For further information, please refer to the more specific risk factors and other information described in our Registration Statement on Form 20-F as amended and filed with the Securities and Exchange Commission (SEC) in October 2001 and any subsequent filings with the SEC, which are incorporated by reference in this report.

References to "our company" are to LION bioscience Aktiengesellschaft, and references to "we", "us" or "LION" are to LION bioscience Aktiengesellschaft and, unless the context otherwise requires, its subsidiaries. Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). References to "euro" or "€" are to euro, references to "DM" are to Deutsche Mark and references to "U.S. dollars", "U.S.$" or "$" are to United States dollars. Our financial year ends on March 31 of each year. References to any financial year or to "FY" refer to the year ended March 31 of the calendar year specified.

Revenues

Revenues for the nine months ended December 31, 2001 increased by € 14.0 million, or by 90%, to € 29.5 million compared to € 15.5 million in the same period of FY 2001.

During this period, revenues from research & development grew by 80% to € 15.9 million (compared to € 8.8 million in the same period of FY 2001), while revenues generated from product licensing increased to € 13.6 million over the same period (compared to € 6.7 million in the same period of FY 2001).

This increase is attributable to increased license fees and R&D activities as well as our collaboration with Bayer in the field of pharmacophore informatics to pioneer the linkage between chemistry and genomics in order to accelerate life science research. We increased licensing revenues generated from new customers and additional products and modules. Between April 1, 2001 and December 31, 2001, 39 new license agreements were entered into with new or existing customers for our software products, such as SRS, iDEA™ and products from our SCOUT product portfolio. In addition, our R&D activities generated sales and licenses of products and services, such as our arrayTAG™ clone collection and sales of our Chem.Folio™ compound libraries.

We are well ahead of the initial timetable for identifying new targets under our on-going *i*-biology™ arrangement with Bayer. As of December 31, 2001, Bayer filed more than 350 provisional patent protection applications with the help of our research results.

Revenues in Germany for the nine month period ended December 31, 2001 reached € 9.5 million, compared to € 4.7 million in the same period of the previous fiscal year, which represents a 103% increase, while revenues in the United

States for the nine month period ended December 31, 2001 increased to € 14.3 million, compared to € 7.1 million in the same period of the previous fiscal year, representing a 100% increase.

Orders on hand until the end of fiscal year 2002 totaled approximately € 4.0 million.

Research & Development Expenses

Research & development expenses (without depreciation of property, plant and equipment or amortization of intangible assets) increased in the nine months ended December 31, 2001 by 98% to € 38.0 million compared to € 19.2 million in the same period of FY 2001. This significant increase in R&D expense is primarily attributable to salaries as a result of hiring of new personnel for our R&D activities, start-up costs for our pharmacophore informatics arrangement with Bayer, and product development activities surrounding projects with key collaboration partners, such as IBM, Paradigm Genetics and ACE BioSciences. We have a strong commitment to our R&D activities and expect our R&D expenses to continue to make up a substantial part of our total expenses.

Our R&D expenses in each of the nine months ended December 31, 2001 and December 31, 2000 were reduced by the receipt of subsidies and grants from third parties, including the German government. These payments totaled € 1.2 million in FY 2002 and € 0.7 million in FY 2001.

Selling, General and Administrative Expenses

Selling expenses (without depreciation of property, plant and equipment and amortization of intangible assets) increased by 138% to € 9.4 million in the nine months ended December 31, 2001, compared to € 3.9 million in the same period of the previous fiscal year. This increase is mainly attributable to the increase of staff within our sales and marketing department, and the further expansion of our sales and marketing activities in the United States.

General and administrative expenses (without depreciation of property, plant and equipment and amortization of intangible assets) increased by 120% to € 10.5 million in the nine months ended December 31, 2001, compared to € 4.8 million in the same period of the previous fiscal year. Much of this increase reflects additional general and administrative expenses incurred following our acquisition of Trega.

Operating Result ("EBIT")

During the nine months ended December 31, 2001, we incurred an operating loss of € 36.1 million. We have recorded as a personnel expense non-cash compensation in the amount of € 3.0 million to cover outstanding stock options granted by our company. During the same period of the previous fiscal year, we incurred an operating loss of € 23.3 million, including a one-time non-cash compensation expense of € 8.7 million as a result of the conversion of preferred shares into ordinary shares and an additional non-cash compensation expense of € 1.3 million for outstanding stock options.

Liquidity and Capital Resources

We currently fund our operations mainly through our operating cash flow, bank debt and equity.

During the nine month period ended December 31, 2001 and during the same period of the previous fiscal year, we had net operating cash outflows of € 44.7 million and € 9.9 million respectively. Cash used by operating activities has been primarily attributable to R&D expenditures and the build-up of sales activities.

In the nine months ended December 31, 2001, approximately € 12.6 million were used in investing activities compared to € 111.6 million in the same period of the previous fiscal year. These investments are primarily attributable to the purchase of marketable securities (€ 3.9 million), long-term investments (€ 2.3 million) and property, plant and equipment (€ 5.2 million).

The company's short-term liquid funds amounted to € 124 million as of December 31, 2001, compared to € 204 million as of December 31, 2000.

Interest Rate Risk

For the nine months ended December 31, 2001, all of our borrowings were at fixed rates only.

Loan Agreements

In December 1998, our company entered into a loan agreement with Bayerische Hypo- und Vereinsbank for the financing of research and development activities. Under the loan agreement, we may borrow up to € 4.55 million through September 30, 2007. At March 31, 2000, our company had fully utilized the facility. The loan principal is due in 16 equal semi-annual payments in the amount of DM 556,250 (€ 284,406), which began on March 31, 2000. At December 31, 2001, we had repaid approximately € 1.1 million of the total principal amount borrowed under this facility. We pay interest on the outstanding principal amount at a rate of 4.75% per annum, which is due in quarterly installments.

Capital expenditures

We had no material capital commitments for capital expenditures at December 31, 2001. We expect our capital expenditures to increase significantly in future periods because of planned expansion of our operations. The planned expansion will be in support of expected growth both in the provision of *i*-biology™ solutions and in our research and development activities.

Ownership of LION Shares and Options by our Company and our Management

The following information concerning shares of our company and option to purchase of our company held by our company and our management is provided as required pursuant § 160 (1) (no. 2) and (no. 5) of the German Stock Corporation Act.

Our company did not hold any of its own shares as of December 31, 2001. As of that date, a total of 1,674,200 stock options had been issued and were outstanding. Our company did issue new stock options in the first nine months of fiscal year 2002. With respect to the outstanding stock options, we recorded a non-cash-compensation expense of € 3.0 million in the first nine months of FY 2002.

The following table sets forth the number of shares of our company and stock options to purchase shares of our company that were owned directly by members of our company's management and supervisory boards as of December 31, 2001:

	Number of Shares	Number of Stock Options
Management Board		
Friedrich von Bohlen (CEO)	2,178,535	None
Jan Mous (CSO)	None	105,000
Klaus Sprockamp (CFO and COO)(1)	246,400 (thereof held in trust for third parties: 35,000)	79.800
Reinhard Schneider (CIO)	140,000	37,100
Supervisory Board		
Dr. Thomas Schürrle (Chairman)	142,695	None
Lorenzo Guilini (Vice Chairman)	142,695	None
Jörn Aldag	None	None
Markus Metyas	None	None
Dr. Michael Steiner	142,695	None
Dr. Klaus Tschira	142,695	None

(1) Klaus Sprockamp, our company's Chief Financial Officer and Chief Operating Officer and a member of our company's management board, had been missing since his attendance at a meeting of the World Trade Center at the time of the terrorist attack on New York on September 11, 2001. Mr. Sprockamp's death in that attack was confirmed in January 2002. His duties have been allocated among Peter Willinger, our company's Vice President of Global Finance, and Bernd Rausch, our company's Vice President of Global Operations.

The company made no changes to its management and supervisory boards in the third quarter of FY 2002.

Employees

Since the beginning of FY 2002, we have hired additional qualified personnel, especially in the areas of research, product development and sales and marketing. During the nine months ended December 31, 2001, we increased our headcount by 99 employees, increasing the total number of employees (full-time equivalent) to 520 as of December 31, 2001, compared to 304 as of December 31, 2000.

Recent Developments and Outlook

During FY 2002, we have continued to make significant progress in broadening our base of key collaboration partners.

In November 2001, we entered into a strategic alliance with International Business Machines Corporation (IBM). Under the terms of this strategic alliance, we expect to develop and market joint life sciences informatics solutions together with IBM based on our and IBM product offerings and joint enterprise-wide drug discovery solutions and services, including enterprise-wide solutions and services to specified customers, which will combine IBM and LION technologies to expedite the drug discovery process. As part of this strategic alliance, we are collaborating with IBM to combine our SRS integration platform with IBM's DiscoveryLink™ data integration software. We will jointly provide integration services together with IBM Life Sciences for integrating our SRS platform with IBM's DiscoveryLink™ to customers. We will also port and make specified LSI™ product offerings available on IBM hardware platforms and integrate them with IBM middleware, including IBM's WebSphere® Internet infrastructure software. In addition, we will, with assistance from IBM Life Sciences, set up and operate a demonstration showcase at our Heidelberg, Germany facility featuring LION and IBM product offerings.

In November 2001 we entered into a collaboration agreement with ACE BioSciences A/S in the field of proteomics. Under the terms of this collaboration, we have licensed our LSI™ products to ACE BioSciences. ACE BioSciences will use these products to conduct proteomics research in the field of pathogenic microorganisms and deliver proprietary content for our LSI™ products on an exclusive basis relating to the analysis of protein-protein interactions. By comparing theoretical networks with experimental data ACE BioSciences is expected to develop simulated protein interaction networks assisting researchers in predicting interactions between different proteins. The information will be accessible solely via our LSI™ products to customers of ACE BioSciences and LION.

In December 2001, we entered into a portal license agreement with Derwent Information Ltd. as part of a broader collaboration that we are currently negotiating with Derwent. Under this agreement, we have licensed our integration platform SRS to Derwent for the use by Derwent customers, including to access and search Derwent's databases, such as Derwent GENESEQ and Derwent GENESEQ FASTAlert, via an Internet portal.

In November 2001, we expanded our strategic alliance with Paradigm Genetics to co-develop and co-market MetaTrace™, a metabolic profiling database. Under the terms of the expanded agreement, biochemical data will be added to the MetaTrace™ database enabling pharmaceutical research and discovery based on metabolic information. MetaTrace™ will consist of biochemical profiling data predominantly from human cells, fluids and tissues. This data will be accessible through an IT-interface, which will allow the rapid identification and understanding of disease related genes, their related biochemical profiles and with that, the development of diseases. The MetaTrace™ database, along with the accompanying visualization software, is expected to supply information for target identification and validation to the life sciences industry. Paradigm Genetics will determine biochemical profiles in a wide range of tissue samples of healthy and diseased tissues. By applying our arraySCOUT™ software, genes can be identified, and related protein pathways can be viewed via our pathSCOUT™ software for the visualization of biological pathways.

In February 2002 we also expanded our existing collaboration with Nestlé to cover implementation of the first phase of an IT-based knowledge management system. In addition, the agreement provides for the implementation of our Web-Based Training (WBT) Bioinformatics. Our knowledge management solutions will allow Nestlé to take advantage of public genomics and proteomics data and efficiently track its research projects and therefore support business decisions within the research process.

Effective January 30, 2002, we acquired all of the equity of Netgenics, Inc., a privately held corporation headquartered in Cleveland, Ohio, in exchange for LION American Depository Shares (ADS) effective January 30, 2002. This transaction was first announced on January 15, 2002. Our company will issue an aggregate of 1,116,175 ADSs in the transaction, with each ADS representing one LION ordinary share coming from authorized capital. These ADSs will be subject to a lock-up restriction for a 180-day period following completion of the acquisition.

The two founders of NetGenics will join our U.S. operations, assisting in the integration of the operations. Dr. Manuel Glynias, who acted as Netgenic's President and Chief Executive Officer, will serve as Senior Vice President for Strategic Planning of our U.S. subsidiary LION bioscience Inc. and Michael Dickson, who served as Chief Technology Officer at NetGenics, will join our U.S. development team as Senior Principle Architect. They will initially focus on the integration of NetGenics' DiscoveryCenter™ software into our product portfolio.

The twelve-month share lock-up period to which our company's principal shareholders had voluntarily agreed expired on August 10, 2001. Our Chief Executive Officer, Dr. Friedrich von Bohlen und Halbach, voluntarily agreed to extend the lock-up period for shares owned by him by another twelve-months.

As we have previously stated, we expect to incur significant operating losses during the current fiscal year due to increasing research and development expenditures, the expansion of our worldwide distribution and marketing activities, and our integration of Trega. During the first nine months of FY 2002, our revenues continued to grow and we experienced a balanced increase in costs as our overall performance was in line with company plans. We also expect to review our investment in Munich-based Gesellschaft für Medizinische Datenverarbeitung mbH (GMD).

Going forward, we expect that our expenditures for research and development, sales and marketing and general and administrative will increase at a proportionally lower rate than our revenues in order to enable us to generate a corresponding profit margin in the long-term. In addition, our internal risk management system continues to be further developed, enabling us to actively reduce risks, to recognize them in time, and to implement appropriate responses.

We have been, and continue to be, in on-going discussions with our key customers and collaborators and potential new customers and collaborators to broaden our business relationship, to build new relationships or to redefine our relationship. Since the terrorist attack on the World Trade Center in New York on September 11, 2001, we have noticed a continuing delay on the part of customers and collaborators during these negotiations.

The current development of the fourth quarter of fiscal year 2002 is in line with LION's expectations regarding cost and bottom line. We expect that this will continue in the remaining Q4 FY 2002.

Address:

LION bioscience AG
Im Neuenheimer Feld 515-519
69120 Heidelberg
Germany

Tel: +49(0) 6221/4038-0
Fax: +49(0) 6221/4038-101

www.lionbioscience.com

Contact:

Peter Willinger
Vice President of Global Finance
Tel: +49(0) 6221/4038-293
peter.willinger@lionbioscience.com